Realty Capital Income Funds Trust

405 Park Avenue, Floor 15

New York, NY 10022

May 22, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Form N-1A Registration Statement for Realty Capital Income Funds Trust (the “Trust”); Pre-Effective Amendment No. 2 (File Nos. 333-185734; 811-22785)

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, the Trust respectfully requests that Pre-Effective Amendment No. 2 to the above referenced Registration Statement, which was filed via EDGAR on May 13, 2013, be accelerated and declared effective on May 23, 2013 or as soon thereafter as is reasonably practicable.

In connection with the submission of the Trust’s request for accelerated effectiveness of the above-referenced Registration Statement, the Trust hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

REALTY CAPITAL INCOME FUNDS TRUST

/s/ John H. Grady
John H. Grady, President